

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 31, 2007

Mr. Anthony Merante
Chief Financial Officer
Brooklyn Cheesecake & Desserts Company, Inc.
20 Passaic Avenue
Fairfield, New Jersey 07004

> **Re: Brooklyn Cheesecake & Desserts Company, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **File No. 001-13984**

Dear Mr. Krenek:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief